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                         September 16, 2020

       Jilliene Helman
       Chief Executive Officer
       MogulREIT II, Inc.
       10573 W. Pico Blvd. PMB #603
       Los Angeles, CA 90064

                                                        Re: MogulREIT II, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed August 21,
2020
                                                            File No. 024-11298

       Dear Ms. Helman:

                                                        We have reviewed your
offering statement and do not have any comments.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

              You may contact Paul Cline at 202-551-3851 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact
       Jonathan Burr at 202-551-5833 or Erin E. Martin at 202-551-3391 with any other questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Real Estate & Construction